Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 7, 2017

Transcript of NYSE Facebook Live Interview with Greg Collett
Posted on https://www.facebook.com/NYSE/videos/10154756330546023/
Monday, 30 Jan 2017 | 10:00AM ET
JUDY SHAW: Hi, I’m Judy Shaw. I’m on the floor of the New York Stock Exchange. Joining me today is Greg Collett. Greg is the Director of Investment Products at the World Gold Council. Greg, thanks for joining me.
GREG COLLETT: Thanks for having us, Judy. I’m very excited to be here.
JUDY SHAW: So tell me, why are you here today, and why did you just ring the opening bell?
GREG COLLETT: We are launching a new gold ETF. It’s a complement to our sister ETF, the very successful GLD. Name is the SPDR Long Dollar Gold Trust, and the symbol is GLDW.
JUDY SHAW: And hence the gold bars that are right here.
GREG COLLETT: That’s right.
JUDY SHAW: So, what’s the investment rationale for gold right now, from an institutional standpoint, and retail?
GREG COLLETT: For GLDW, the fund that we just launched, it’s a long gold, long US dollar fund. You could also look at it as being the economic equivalent of having bought gold with a basket of foreign currency. Euro, Yen, Pound, et cetera. The important thing, why would you want to do this? A product like this is a fantastic diversifier for your stock and bond portfolio. And in times of extreme market stress, very likely to perform well, because investors tend to run to gold and the dollar. And that’s what we’ve given them. An all physical gold product that’s long gold and long to dollar.
JUDY SHAW: So are GLD and GLDW, are they complimentary, or are they competing products?
GREG COLLETT: GLD and GLDW are really, they’re made for different market environments. So, gold is a good diversifier for your portfolio in all environments. But, GLDW is going to do better if we’re in a strong dollar market environment, and GLD is going to do better if we’re in a weak dollar environment. So, we’re just giving investors choices to pick one or the other, depending on what they think of the dollar environment, or to mix them both if they don’t want to take any view of that, and whatever they do, if they’re doing that, they’re getting the diversification benefits of both.
JUDY SHAW: Why did you launch the product now?
GREG COLLETT: You know, at the World Gold Council, we’re a worldwide organization. We’re doing all sorts of projects to stimulate gold demand around the world. We’ve been involved with the LMEprecious Exchange over in London, the Shanghai Gold Exchange. And with GLDW, we saw that there was a market need, particularly in the US, for a product like this. So, we’re happy to have hopefully met that need, and launched this product.
JUDY SHAW: Who’s your target investor?
GREG COLLETT: Anybody who wants to add gold to his portfolio, but is concerned that we might be in a strong dollar environment as we have been, over the past number of years. That’s our target investor.
JUDY SHAW: Is this a gold product, or is it a hedge product?
GREG COLLETT: This is a gold product. It is all physically backed. It uses London Good Delivery bars. They’re vaulted over in London, just like GLD. But, it also has this feature, which could be described as a currency hedge, but that currency hedge, it’s settled in gold. So, basically, it is giving investors that economic effect of being both long gold and long to dollar, but holding just physical gold to do it.
JUDY SHAW: Talking about physical gold, here we have some gold bars. Now, how much do these weigh?
GREG COLLETT: These are ballpark 30 pounds. A little bit less.
JUDY SHAW: I can’t even lift it.
[LAUGHING]
GREG COLLETT: I feel like you’re exaggerating. Not exactly. They’re pretty heavy.
[LAUGHING]
JUDY SHAW: That’s great.
GREG COLLETT: They’re pretty heavy.
JUDY SHAW: Well, great to have you, Greg. Thanks for joining me.
GREG COLLETT: Thank you, Judy. I appreciate it.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.